UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 01-34219

CASUAL MALE RETAIL GROUP, INC. 401(K) HOURLY SAVINGS PLAN

(Full title of the plan)

DESTINATION XL GROUP, INC.

(formerly Casual Male Retail Group, Inc.)

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Financial Statements and Supplemental Schedules

Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Plan Administrator

Casual Male Retail Group, Inc.

401(k) Hourly Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann CPAs

(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

June 28, 2013

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments, at fair value (Notes 3, 4 and 5)	$11,319,293	$10,616,780

Receivables:
Participants’ contributions	50	1,040
Employer contributions	275,648	263,409
Notes receivable from participants	403,460	360,949

	679,158	625,398

Total assets reflecting investments at fair value	11,998,451	11,242,178

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(131,234)	(136,411)

Net assets available for benefits	$11,867,217	$11,105,767

See accompanying notes to financial statements.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Additions:

Investment income:
Net appreciation in fair value of investments (Note 3)	$699,931
Dividend income	216,928

916,859

Interest income on notes receivable from participants	17,367

Contributions:
Participants	595,200
Employer	276,230
Rollovers	61,926

933,356

Transfers into the Plan (Note 1)	288,784

Total additions	2,156,366

Deductions:

Benefits paid to participants	1,325,516
Transfers out of the Plan (Note 1)	46,888
Administrative fees	22,512

Total deductions	1,394,916

Net increase	761,450

Net assets available for benefits at beginning of year	11,105,767

Net assets available for benefits at end of year	$11,867,217

See accompanying notes to financial statements.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan

The following description of Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Destination XL Group, Inc. (formerly Casual Male Retail Group, Inc.) (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company’s Investment Committee (“Committee”), which is a committee made of members of management of the Company. The Committee has overall responsibility for the operation and administration of the Plan. The Committee, along with its investment advisors and trustee, has developed an investment policy to determine the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors.

Eligibility

All hourly employees of the Company who have completed one year of employment, worked 1,000 hours in one year, and are at least 21 years of age are eligible to participate in the Plan. After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

As participants change positions at the Company, they may change from an hourly to salary status or vice versa. Assets transferred to the Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan during the year ended December 31, 2012 were $46,888. Assets transferred from the Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan during the year ended December 31, 2012 were $288,784.

Contributions

Each year, participants may contribute up to 80% of annual compensation as defined in the Plan. The participants can elect their contributions to be on a before tax and/or after tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. Additionally, participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Contributions are subject to certain Internal Revenue Code (“Code”) limitations.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Contributions (continued)

Under the Safe Harbor Matching provisions permitted under the Pension Protection Act of 2006, the Company matches 100% of the participant’s elective deferral for the first 1% of eligible compensation plus 50% of the participant’s elective deferral for the next 5% of eligible compensation. Additional amounts may be contributed at the discretion of the Company.

Automatic Enrollment

Each employee who has satisfied the eligibility requirements shall be automatically enrolled and shall have an amount equal to 3% of their compensation automatically deducted unless the employee affirmatively elects a different elective deferral contribution percentage (including a zero percent election). Unless an eligible employee affirmatively elects not to contribute or changes his or her deferral rate, the pre-tax deferral will increase annually by 1% not to exceed 10%.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contribution, plan earnings and charged with an allocation of plan expenses. The plan expenses are divided equally to all participants. The benefits to which a participant is entitled are the benefits that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon, is based on each participant’s years of continuous service. A participant is 100% vested after two years of credited service.

Forfeitures

Amounts forfeited under the Plan are used to reduce future employer contributions and administrative expenses. At December 31, 2012 and 2011, forfeited non-vested accounts totaled $21,965 and $2,474 respectively. In March 2013, $21,000 of this balance was used to reduce employer contributions.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, participants may direct their elective contribution and Company contributions into various investment options offered by the Plan.

Participants may change their investment options at any time.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan. Loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Loan terms range from one to five years unless the loan is used to purchase a primary residence, in which case the loan may be repaid over a ten-year period. Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Distribution can be made if requested due to disability, retirement, or termination of employment. On termination of service for any reason, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less. If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Beneficiaries may request a distribution of the vested account balance in the event of death. The account balance will continue to increase or decrease, as appropriate, based on the investment returns until it is distributed.

Distribution can be deferred to a later date, however, it cannot be postponed if the vested account balance is $5,000 or less; in which case the Plan Administrator will direct the Trustee that any amount exceeding $1,000 be distributed to an Individual Retirement Account or Annuity (“IRA”). If the vested account balance is $1,000 or less, the Plan Administrator will direct the Trustee to distribute it as a lump sum distribution without the participant’s consent. Prior to such distribution, participants still have the right to request that the amount be distributed directly to them in the form of a lump sum payment or

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Payment of Benefits (continued)

to request that it be rolled-over to a different IRA provider or another retirement plan eligible to receive rollover contributions. If the participant fails to request a different treatment of an automatic distribution under the Plan’s cash-out provision, the distribution will be paid over to an IRA provider chosen by the Plan Administrator and invested in a product designed to preserve the principal of that distribution while still providing a reasonable rate of return and preserving liquidity. The fees assessed against this newly established IRA by its provider will be paid by the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

The Fidelity Advisor Stable Value Fund invests in fully benefit-responsive investment contracts which are reported at fair value (see Note 5); however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee. See Note 5 for further discussion of fair value measurements.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Unit Values

Individual participant accounts for the Fidelity Advisor Stable Value Fund, a common/collective trust fund, are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund, but do have an interest therein represented by units valued daily. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Payment of Benefits

Benefits are recorded when paid.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Plan Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company. During 2012, there were no expenses paid by the Company. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Recent Accounting Pronouncement

Fair value measurements – In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance which amends Accounting Standards Codification (“ASC”) 820. This guidance requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, it provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. Net assets available for benefits and changes in net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

Note 3 – Investments

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Mutual Funds	$678,713
Common Stock	21,218

$699,931

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 3 – Investments (continued)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2012	2011
Fidelity Advisor Stable Value Fund *	$3,787,201	$4,136,530
Fidelity Advisor Freedom 2005	884,613	979,165
JP Morgan Equity Index	1,018,056	993,485
Fidelity Advisor Freedom 2010	722,654	760,934
Federated Bond Fund	596,150	**

*	The amount represents contract value for this investment.
**	Not applicable, investment amount is below 5%.

Note 4 – Non Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant directed investments are as follows:

	December 31,
	2012	2011
Net Assets:
Fidelity Advisor Stable Value Fund	$21,965	$2,474

Year Ended December 31, 2012
Changes in Net Assets:
Dividend income	$40
Current year forfeitures	21,458
Forfeitures used to reduce prior year employer match	(2,000)
Administrative fees	(7)

$19,491

Note 5 – Fair Value Measurements

The Plan measures fair value in accordance with FASB ASC 820, Fair Value Measurement, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 5 – Fair Value Measurements (continued)

Level 2	Inputs to the valuation methodology include

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable marker data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term or the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 5 – Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

Investments at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap stock funds	$1,902,896	$—	$—	$1,902,896
Mid cap stock funds	395,690	—	—	395,690
Small cap stock funds	129,145	—	—	129,145
International stock funds	520,488	—	—	520,488
Target funds	3,252,558	—	—	3,252,558
Fixed income funds	1,111,299	—	—	1,111,299

Total mutual funds	7,312,076	—	—	7,312,076
Common stock:
Retail	88,782	—	—	88,782
Common/collective trust fund:
Fixed income funds	—	3,918,435	—	3,918,435

Total investments at fair value	$7,400,858	$3,918,435	$—	$11,319,293

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 5 – Fair Value Measurements (continued)

Investments at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap stock funds	$1,715,978	$—	$—	$1,715,978
Mid cap stock funds	324,058	—	—	324,058
Small cap stock funds	175,212	—	—	175,212
International stock funds	436,242	—	—	436,242
Target funds	2,869,288	—	—	2,869,288
Fixed income funds	718,860	—	—	718,860

Total mutual funds	6,239,638	—	—	6,239,638

Common stock:
Retail	104,201	—	—	104,201

Common/collective trust fund:
Fixed income funds	—	4,272,941	—	4,272,941

Total investments at fair value	$6,343,839	$4,272,941	$—	$10,616,780

Note 6 – Common Collective Trust Fund

The Fidelity Advisor Stable Value Fund is a common/collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. The net asset value of the stable value fund is the fair market value of its underlying investments and contract value is principal plus accrued interest. The Fidelity Advisor Stable Value Fund is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Fidelity Advisor Stable Value Fund’s Investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Fidelity Advisor Stable Value Fund invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, certain events limit the ability of the Plan to transact at contract with the issuer. Such events include the following: (1) amendment to the Plan document (including complete or partial termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 6 – Common Collective Trust Fund (continued)

taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The common/collective trust fund has certain restrictions on withdrawals and transfers as follows: Withdrawals directed by the Company must be preceded by twelve months written notice to the Trustee; provided, however, that the Trustee may, in its discretion complete any plan-level withdrawals before the expiration of such twelve month period. Withdrawals made in order to accommodate distribution to participants, whether in-service or following termination of employment may be made on any business day. Withdrawals made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed to a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

Note 7 – Related Party and Party-In-Interest Transactions

The Plan owned 21,139 and 30,468 shares of Destination XL Group, Inc. valued at $88,782 and $104,201 at December 31, 2012 and 2011, respectively. Additionally, certain Plan investments are shares of mutual funds and units in the Fidelity Advisor Stable Value Fund managed by Fidelity Management Trust Company who is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 9 – Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Code and, therefore, the related trust tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the opinion letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 10 – Delinquent Participant Contributions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets. While the Company remitted all employee contributions to the Plan, contributions of $50 were not remitted within the required time period for the year ended December 31, 2012. The Company has remitted these delinquent employee contributions, including any lost earnings as a result subsequent to December 31, 2012.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Notes to Financial Statements

Note 11 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$11,867,217	$11,105,767
Adjustment from fair value to contract value for fully benefit-responsive investment contract	131,234	136,411

Net assets available for benefits per Form 5500	$11,998,451	$11,242,178

The following is a reconciliation of net appreciation in fair value of investments, dividend income, and interest on notes receivable from participants for the year ended December 31, 2012 per the financial statements to Form 5500:

Net appreciation in fair value of investments, dividend income, and interest income on notes receivable from participants per the financial statements	$934,226

Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2012	131,234

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2011	(136,411)

Net appreciation in fair value of investments, dividend income, and interest income on notes receivable from participants per Form 5500	$929,049

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

SUPPLEMENTAL SCHEDULES

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

EIN: 04-2623104/Plan Number: 005

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units	Current Value
Commingled funds held through Fidelity Investments:
	*Fidelity Advisor Stable Value Fund (1)	3,787,201	$3,918,435
Mutual Funds held through Fidelity Investments:
	Cash – interest bearing	—	1,248
	*Fidelity Advisor Leveraged Company Stock	4,822	189,556
	*Fidelity Advisor Freedom 2010	60,021	722,654
	*Fidelity Advisor Freedom 2020	24,540	306,991
	*Fidelity Advisor Freedom 2030	6,406	81,163
	*Fidelity Advisor Freedom 2040	9,326	119,373
	* Fidelity Advisor Freedom Income	2,286	25,194
	* Fidelity Advisor New Insights	25,808	587,143
	*Fidelity Advisor Freedom 2005	76,457	884,613
	*Fidelity Advisor Freedom 2015	44,834	538,010
	*Fidelity Advisor Freedom 2025	15,662	189,355
	*Fidelity Advisor Freedom 2035	8,842	106,015
	*Fidelity Advisor Freedom 2045	10,474	102,858
	*Fidelity Advisor Freedom 2050	15,903	154,894
	*Fidelity Advisor Freedom 2055	2,170	21,438
	Templeton Global Bond Fund	5,041	67,456
	Federated Bond Fund	61,970	596,150
	Columbia Acorn International	10,004	408,060
	Pioneer Equity Income	10,640	297,697
	Prudential Jennison Mid Cap Growth Fund	4,573	142,829
	Allianz NFJ International Value	5,259	112,428
	American Century Investment Mid Cap Value	4,862	63,305
	Pioneer Oak Ridge Small Cap Growth Fund	2,534	75,450
	JP Morgan High Yield Fund	30,468	246,790
	JP Morgan Equity Index	31,480	1,018,056
	Perkins Small Cap Value Fund	2,564	53,695
	Franklin Strategic Income	14,049	150,048
	Blackrock Inflation Protected Bond Fund	4,162	49,607
Common Stock held through Fidelity Investments:
	* Destination XL Group, Inc.	21,139	88,782

			11,319,293
* Notes receivable from participants: 4.75% – 9.25%			403,460

			$11,722,753

*	Indicates party-in-interest to the Plan.
(1)	Includes $21,965 of non participant-directed, unallocated forfeitures for which historical cost approximates current value.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

EIN: 04-2623104/Plan Number: 005

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

Year Ended December 31, 2012

Participant Contributions Transferred Late to the Plan	Total that Constitute Non-Exempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and prohibited Transaction Exemption 2002-51
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2012		$50

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan

By:	/s/ Dennis R. Hernreich
Dennis R. Hernreich, Executive Vice President, Chief Financial Officer and Chief Operating Officer of Destination XL Group, Inc., the Plan Administrator

June 28, 2013

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm